Exhibit 99.1

News Release
For Immediate Release

Contacts:
Bill Newbould	Nick Laudico/Sara Ephraim
Vice President, Investor Relations	The Ruth Group
267-759-9335	646-536-7030/7002
bill.newbould@eurand.com	nlaudico@theruthgroup.com
sephraim@theruthgroup.com
EURAND REPORTS RECENT DEVELOPMENTS
AND SECOND QUARTER 2008 FINANCIAL RESULTS
Highlights:
•	Received approvable letter for New Drug Application (NDA) for EUR-1008 (Zentase®)

•	Achieved successful FDA pre-approval inspection of Milan manufacturing facility and successful FDA pre-approval inspection of raw material supplier facility for EUR-1008

•	Awarded patent from USPTO for Amrix®, granting protection into 2025

•	Eurand to receive $35 million in settlement of litigation with UCB, Inc.

•	Grew second quarter 2008 revenues 16% year-over-year at constant currency to

EUR 23.4 million ($36.9 million U.S.)

•	Grew first half 2008 revenues 20% year-over-year at constant currency to

EUR 48.3 million ($76.0 million U.S.)
AMSTERDAM, Aug. 7, 2008 – Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, today announced recent key achievements and financial results for the second quarter and first half of 2008.
The leading development of the quarter was the approvable letter from the U.S. Food and Drug Administration (FDA) for Eurand’s New Drug Application (NDA) for EUR-1008 (pancrealipase capsules) for the treatment of Exocrine Pancreatic Insufficiency (EPI). Eurand also reported successful FDA pre-approval inspections of its Milan manufacturing facility and the EUR-1008 raw material supplier’s facility. In another noteworthy development, the Company was granted a patent for Amrix® (cyclobenzaprine HCl), the first and only once-daily skeletal muscle relaxant which Eurand developed and that is currently marketed in the U.S. by Cephalon, Inc. The patent provides coverage on Amrix® until 2025.

“The second quarter was another extremely active and productive period for Eurand, highlighted by two important regulatory milestones in our efforts to commercialize EUR-1008: the approvable letter and successful plant inspections for EUR-1008,” said Gearoid Faherty, Chief Executive Officer. “In the coming weeks, we expect to submit our responses to all of the FDA’s questions in the approvable letter, which pertain to the chemistry, manufacturing and controls section of the NDA. We have been advised that our raw material supplier for EUR-1008 also expects to respond to the FDA in the coming weeks on the questions that they received regarding their Drug Master File (DMF). Concurrently, our U.S. commercial team continues to prepare for the anticipated launch of this product, which we believe will be late fourth quarter 2008.” He added that a fourth quarter 2008 launch is dependent on the timing of final FDA approval of the NDA.
“In all, three new products could potentially be granted FDA approval in the fourth quarter of this year, including EUR-1008, the first product that we intend to bring to market on our own. In addition, we will maintain our focus on advancing our pipeline, growing our base business and securing additional co-development and licensing agreements,” said Faherty. He noted that Eurand has signed three such agreements year to date and is on track to meet its previously stated goal of five signed agreements in 2008.
LITIGATION SETTLEMENT
As announced on August 6, 2008, Eurand and UCB, Inc. agreed to settle litigation concerning a 1999 development, license and supply agreement between the two companies for a sustained-release formulation of methylphenidate hydrochloride (MPH). MPH is an active ingredient used to treat Attention Deficit Hyperactivity Disorder. The settlement will close by September 5, 2008. Under the terms of the settlement, UCB will pay Eurand $35 million, as follows:
•	$25 million at closing

•	$5 million, plus interest, at the first anniversary of the closing

•	$5 million, plus interest, at the second anniversary of the closing
PRODUCT DEVELOPMENT PIPELINE UPDATES:
EUR-1008 – Zentase®
•	On June 18, 2008, Eurand announced that it had received an approvable letter from the U.S. Food and Drug Administration (FDA) for its New Drug Application (NDA) for EUR-1008 (pancrealipase capsules) for the treatment of exocrine pancreatic insufficiency (EPI). The letter marks notable progress towards gaining approval and does not require Eurand to conduct additional clinical trials prior to approving EUR-1008. In addition, the FDA recently completed a successful pre-approval inspection (PAI) of the Company’s manufacturing facilities and those of its raw material supplier for EUR-1008. Pending FDA approval, Eurand intends to market the product in the U.S. with a specialty sales force targeting all 120 Cystic Fibrosis Treatment Centers as well as key gastroenterologists and pulmonologists.

Eurand intends to out-license marketing rights to EUR-1008 outside of the U.S. and is currently in negotiations with potential partners in Europe. In April 2008, Eurand received confirmation from the European Medicines Evaluation Agency (EMEA) that a marketing application for EUR-1008 is eligible for Community (Centralized) Marketing Authorization submission in the European Union (EU). Approval under this process would allow market access to 27 EU member states and provide 10 years of market exclusivity. Eurand plans to file a marketing authorization application (MAA) for EUR-1008 by mid-2009 to meet the EMEA’s 18-month timeline for filing once centralized review has been granted. During the second quarter, the Company submitted a pediatric investigational plan for EUR-1008 as required under the EU’s new pediatric medicines legislation.
EUR-1002 – Amrix® (cyclobenzaprine HCl)
•	On June 17, 2008, the United States Patent and Trademark Office (USPTO) granted the Company U.S. patent No. 7,387,793, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants.” The Company was also awarded a Patent Term Adjustment of an additional 470 days, providing Eurand with coverage until at least February 26, 2025. Eurand’s patent, which was listed in the FDA’s Orange book on June 17, 2008, includes claims covering Amrix® (cyclobenzaprine hydrochloride), a product currently marketed in the U.S. by Cephalon under license from Eurand. Amrix® is the only approved once-daily formulation of the skeletal muscle relaxant cyclobenzaprine hydrochloride, for the relief of muscle spasm associated with acute, painful musculoskeletal conditions.

The extended-release formulation, developed by Eurand using its proprietary Diffucaps® technology, was launched by Eurand’s partner, Cephalon, in the U.S. in November 2007. Currently marketed skeletal muscle relaxant products are typically dosed multiple times a day and cause varying degrees of somnolence. Amrix® not only provides the benefit of once-daily dosing, but Cephalon has reported that it also has a lower incidence of somnolence compared to immediate release cyclobenzaprine. Eurand, as the developer, licensor and exclusive manufacturer of the product, is working with Cephalon to support the commercialization of the product in the U.S. Eurand receives royalty payments and manufacturing revenue from Cephalon on Amrix® sales, which Cephalon reported as $26.9 million for the six months ended June 30, 2008.
EUR-1025 – Once-Daily Formulation of Ondansetron
•	In February 2008, Eurand announced positive results of a pilot pharmacokinetic study demonstrating bioequivalence, when normalized for dose, of this formulation to an 8 mg dose of the anti-emetic drug Zofran® (ondansetron) administered in two doses. A meeting is planned with the FDA in the third quarter of 2008 to discuss the clinical and regulatory pathway for this proprietary product. EUR-1025 uses Eurand’s Diffucaps® extended-release technology. Pending the outcome of its discussions with the FDA, the Company expects commencing clinical trials by the end of 2008.
EUR-1073 – Clipper™ (beclomethasone diproprionate)
•	In April 2008, Eurand was granted an exclusive license by Chiesi Farmaceutici SpA to its gastro-resistant, controlled-release tablet formulation of the corticosteroid, beclomethasone diproprionate, in the U.S. and Canada. The product is currently approved and marketed in the United Kingdom, Italy, Spain, and Belgium. Eurand will make an up-front payment and commercial milestone payments to Chiesi contingent upon filing an Investigational New Drug (IND) application for the product, which Eurand refers to as EUR-1073. Eurand will also pay royalties on net sales of EUR-1073.

Marketed in Europe under the Clipper™ 5 mg tablets brand, Eurand’s newly in-licensed product candidate EUR-1073 is an enteric-coated, controlled-release formulation of beclomethasone diproprionate, a corticosteroid intended for use in the treatment of Ulcerative Colitis, one of the two most prevalent forms of inflammatory bowel disease. EUR-1073 was developed by Chiesi using a drug delivery system that targets the lower gastrointestinal tract, providing a sustained release of drug upon delivery which is intended to preserve the efficacy of classical corticosteroids while reducing the side effects commonly associated with their use. Eurand plans to work with the FDA to establish a clinical development and regulatory pathway for this product in the U.S.

Unisom® SleepMelts™ – Orally Disintegrating Diphenhydramine Hydrochloride
•	In April 2008, Eurand announced that its partner, Chattem, Inc., had launched a new orally disintegrating tablet formulation of its popular over-the-counter sleep-aid brand, Unisom®, called Unisom® SleepMelts™. This product, which contains 25 mg of diphenhydramine hydrochloride, was developed by Eurand using its AdvaTab® and Microcaps® taste-masking technologies as part of the EUR-1047 program. Unisom® SleepMelts™ is now available in leading U.S. mass merchandiser, drug and food retailers. Eurand will act as the exclusive manufacturer and supplier of the product for Chattem. The launch of Unisom® SleepMelts™ represents the first product to be commercialized using the AdvaTab® ODT technology.
SECOND QUARTER 2008 FINANCIAL RESULTS
Total revenues were EUR 23.4 million ($36.9 million U.S.) in the second quarter of 2008, an increase of approximately 16% at constant currency rates compared with the second quarter of 2007. This included EUR 583,000 ($918,000) in revenues from Source CF, which Eurand acquired in December 2007. In addition to Source CF products, the increase was due to product sales and royalties from Amrix® by Cephalon and Ultrase® by Axcan. Product sales grew 16% at constant currency to EUR 20.3 million ($31.9 million) in the second quarter of 2008 compared with the same period of 2007.
Royalties were EUR 1.6 million ($2.6 million), representing an increase of 121% at constant currency compared with the second quarter of 2007. Development fees were EUR 1.5 million ($2.4 million), down 21% at constant currency from the prior year period. Revenue from development fees can fluctuate from quarter to quarter because a significant portion of fees are recognized upon achievement of development milestones.
Research and development (R&D) expenses were EUR 3.9 million ($6.2 million) for the three months ended June 30, 2008, up 12% at constant currency rates compared with the same period in 2007. Selling, general and administrative (SG&A) expenses of EUR 8.2 million ($13.0 million), rose 87% at constant currency compared with the second quarter of 2007. This increase was primarily due to the costs associated with the Company’s sales and marketing infrastructure, built partly through the acquisition of Source CF, in preparation for the launch of EUR-1008, as well as other expenses related to the costs of public company compliance and other legal costs.
Operating loss was EUR 2.6 million ($4.1 million) for the second quarter of 2008 versus an operating income of EUR 1.1 million ($1.7 million) for the comparable period of 2007. This comparison primarily reflects the increase in SG&A expenses.
Income from financial items was EUR 121,000 ($190,000) for the second quarter of 2008 versus an expense of EUR 382,000 ($601,000) for the same period of 2007. This is the result of the repayment of debt and an increase in cash deposits from the proceeds of Eurand’s May 2007 initial public offering.
Net loss was EUR 2.8 million ($4.4 million) or EUR (0.06) per share ($(0.10) per share) for the second quarter of 2008 compared with income of EUR 304,000 ($479,000), or EUR 0.01 per share ($0.02 per share), for the same period in 2007 on a pro forma per share basis.
Cash and cash equivalents were EUR 9.5 million ($15.0 million) on June 30, 2008. Debt was EUR 4.1 million ($6.5 million) on June 30, 2008.

FIRST HALF 2008 FINANCIAL RESULTS
Total revenues were EUR 48.3 million ($76.0 million U.S.) for the six months ended June 30, 2008, an increase of approximately 20% at constant currency rates compared with the first half of 2007. This included EUR 1.5 million ($2.4 million) in revenues from the Source CF acquisition in December 2007. In addition to the impact of Source CF products, increased revenues were linked to product sales and royalties from Amrix® by Cephalon and Ultrase® by Axcan. In particular, product sales grew 17% at constant currency to EUR 40.5 million ($63.8 million) year to date in 2008 compared with the same period of 2007. Royalties were EUR 3.4 million ($5.3 million), representing an increase of 111% at constant currency compared with the first six months of 2007. Development fees were EUR 4.4 million ($6.9 million), up 14% at constant currency from the prior year period.
R&D expenses were EUR 8.4 million ($13.3 million) for the six months ended June 30, 2008, up 17% at constant currency rates compared with the same period in 2007. SG&A expenses of EUR 15.8 million ($24.9 million) were higher by 83% at constant currency compared with the first half of 2007. This increase was primarily due to the costs associated with building the Company’s sales and marketing infrastructure, partly through the acquisition of Source CF, in preparation for the launch of EUR-1008.
For the first half of 2008, operating loss was EUR 2.4 million ($3.8 million). This compares with operating income of EUR 1.9 million ($3.0 million) for the same period of 2007. The 2008 performance primarily reflects the increase in SG&A expenses.
Income generated from financial items was EUR 250,000 ($394,000) for the six months ended June 30, 2008 versus an expense of EUR 1.6 million ($2.5 million) for the first half of 2007. The year-over-year comparison reflects the impact of the debt repayment combined with the increase in cash deposits from the proceeds of Eurand’s May 2007 IPO.
Net loss was EUR 3.8 million ($6.0 million), or EUR (0.09) per share ($(0.13) per share), for the first half of 2008 compared with a loss of EUR 478,000 ($753,000), or EUR (0.01) per share ($(0.02) per share), for the same period in 2007 on a pro forma per share basis.
Attached to this earnings press release are two tables:
1.	Selected consolidated statements of operations for the three months ended June 30, 2008 compared with the same period in 2007

2.	Selected consolidated statements of operations for the six months ended June 30, 2008 compared with the same period in 2007

3.	Selected balance sheet data
This press release contains translations of euros into U.S. dollars at a convenience rate of EUR1=$1.575, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2008.
Percentage variances quoted in “Constant Currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the three months ended June 30, 2008 as they were in the same period in 2007. As a guide, average exchange rates were EUR1=$1.531 in the six months to June 30, 2008, EUR1=$1.330 in the six months to June 30, 2007, and EUR1=$1.562 in the three months to June 30, 2008, and EUR1=$1.348 in the three months to June 30, 2007.

Conference Call Information
Eurand will host a conference call on Thursday, August 7, 2008 at 8:30 a.m. Eastern Time, 2:30 p.m. Central Europe Time covering the second quarter and first half 2008 financial results.
To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470. A replay of the call will be available until September 7, 2008. To participate in the replay of the call, U.S. participants dial 1-877-660-6853, international participants dial +1-201-612-7415. The account number is: 3055, conference ID number: 291529.
A live web cast of the call will also be available from the investor relations section of the company website at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until September 7, 2008.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four partnered products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand completed two Phase III clinical trials for EUR-1008 (Zentase®), intended for the treatment of Exocrine Pancreatic Insufficiency and, as announced on June 18, 2008, received an approvable letter from the FDA for its NDA for this product. Eurand’s technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-masking/fast-dissolving formulations and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe.  For more information, visit Eurand’s website at www.eurand.com.
This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to, the status of Eurand’s NDA filing and plans for MAA filing relating to EUR-1008, enrollment and future plans for the Company’s clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities.  The words “potentially”, “could”, “expects”, “anticipates”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements.  Factors that could affect actual results include risks associated with the possibility that the FDA does not approve Eurand’s NDA or delays approval; the outcome of any discussions with the FDA; and unexpected delays or additional requirements in preparation of materials by the Company or its raw material suppliers for submission to the FDA as a part of the Company’s NDA filing. Forward-looking statements contained in this press release are made as of this date, and Eurand undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.
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Selected Consolidated Statement of Operations Data

	Three months ended June 30,			% Change
	2008	2008	2007	At current	At constant
	$’000(a)	euro’000	euro’000	currency	currency
Product sales	31,945	20,285	18,828	+8%	+16%
Royalty income	2,556	1,623	842	+93%	+121%
Development fees	2,370	1,505	2,107	-29%	-21%

Total revenues	36,871	23,413	21,777	+8%	+16%
Cost of goods sold	(21,276)	(13,510)	(11,992)	+13%	+19%
R & D expenses	(6,208)	(3,942)	(3,822)	+3%	+12%
S,G & A expenses	(12,976)	(8,240)	(4,710)	+75%	+87%
Amortization of intangibles	(502)	(319)	(179)	+78%	+94%

Operating income (loss)	(4,091)	(2,598)	1,074	n/a	n/a

Financial income (expense)	190	121	(382)	n/a	n/a

Income (loss) before taxes	(3,901)	(2,477)	692	n/a	n/a

Income taxes	(523)	(332)	(388)	-14%	-15%

Net income (loss)	(4,424)	(2,809)	304	n/a	n/a

Basic and diluted net loss per share	$(0.10)	Euro (0.06)	Euro 0.06

Weighted average number of shares	44,777,100	44,777,100	23,331,146

Pro forma basic and diluted net loss per share	$(0.10)	Euro (0.06)	Euro 0.01 (b)

Pro forma weighted average number of shares	44,777,100	44,777,100	40,400,351 (b)

	Six months ended June 30,				% Change
	2008	2008	2007		At current	At constant
	$’000(a)	euro’000	euro’000		currency	currency
Product sales	63,849	40,544	37,534		+8%	+17%
Royalty income	5,287	3,357	1,816		+85%	+111%
Development fees	6,897	4,380	4,317		+2%	+14%

Total revenues	76,033	48,281	43,667		+11%	+20%
Cost of goods sold	(40,242)	(25,554)	(24,547)		+4%	+11%
R & D expenses	(13,276)	(8,430)	(7,701)		+10%	+17%
S,G & A expenses	(24,934)	(15,833)	(9,191)		+72%	+83%
Amortization of intangibles	(1,362)	(865)	(359)		n/a	n/a

Operating income (loss)	(3,781)	(2,401)	1,869		n/a	n/a

Financial income (expense)	394	250	(1,582)		n/a	n/a

Income (loss) before taxes	(3,387)	(2,151)	287		n/a	n/a
Income taxes	(2,620)	(1,664)	(765)		+118%	+118%

Net loss	(6,007)	(3,815)	(478)		n/a	n/a

Basic and diluted net loss per share	$(0.13)	Euro (0.09)	Euro (0.04)

Weighted average number of shares	44,502,925	44,502,925	12,835,416

Pro forma basic and diluted net loss per share	$(0.13)	Euro (0.09)	Euro (0.01	)(b)

Pro forma weighted average number of shares	44,502,925	44,502,925	38,628,882	(b)

(a)	Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.575, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2008.

(b)	Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares and the conversion of all Series C preference shares into 2,029,786 ordinary shares, as if these had occurred on January 1, 2007.
Selected Consolidated Balance Sheet Data

	June 30,		December 31,
	2008	2008	2007
	$’000 (1)	euro’000	euro’000
Cash and cash equivalents	15,019	9,537	12,541
Total debt	6,534	4,149	1,551
Total shareholders’ equity (deficit)	124,682	79,173	81,067

(1)	Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.575, the noon buying rate at the Federal Reserve Bank of New York on June 30, 2008.